[Harman Letterhead]
March 20, 2008
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3720
Washington, D.C. 20549

Re:	Harman International Industries, Incorporated
Annual Report on Form 10-K for the fiscal year ended June 30, 2007
Filed August 29, 2007, File No. 1-09764
Form 10-Q for the quarter ended September 30, 2007
Filed November 9, 2007

Dear Mr. Spirgel:
I am writing to respond to your letter dated March 10, 2008 containing the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced filings.
I have included the text of the Staff’s comment preceding Harman International’s response. Set forth below is Harman International’s response to the comment presented in your letter.
Form 10-Q, for the Quarter Ended September 30, 2007
Note 15. Subsequent Events
1.	We note your discussion of the Termination and Settlement Agreement here and in your Form 8-K filed on October 25, 2007. In your future filings’ MD&A, please expand such discussion to highlight management’s reasons for entering into the Termination Agreement. Provide more insight as to why management believed the concurrent debt offering was a satisfactory alternative to the company’s potential claims and rights under the Merger Agreement. Discuss how the failed merger affects the company’s future plans. In this regard, discuss whether the company has plans to pursue another merger or to resume its restructuring program.
Response: Harman International notes the Staff’s comment and intends to comply in its next Form 10-Q filing.
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Mr. Larry Spirgel
 March 20, 2008

If you have any questions regarding the foregoing, please do not hesitate to contact me at (818) 895-5724, or by facsimile at (818) 920-0677.
Very truly yours,
/s/ Edwin C. Summers
Edwin C. Summers
Vice President, General Counsel and Secretary

cc:	Dinesh Paliwal, Harman International Kevin Brown, Harman International Charles Haag, Jones Day James O’Bannon, Jones Day John Mendonca, KPMG